SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934

                                  AMENDMENT #1


Name of Issuer:                     THE CARBIDE/GRAPHITE GROUP, INC.

Title of Class of Securities:       Common  Stock, $0.01 par value

CUSIP Number:                       140777103


1)  NAME OF REPORTING PERSON AND SOCIAL SECURITY NUMBER (VOLUNTARY)

                                    Nicholas T. Kaiser  (###-##-####)


2.) MEMBER OF A GROUP:               (a)  N/A
                                     (b)  N/A


3)  SEC USE ONLY:


4)  CITIZENSHIP OR PLACE OF ORGANIZATION:

                                   United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

5)  Sole Voting Power:              315,000
6)  Shared Voting Power:            0
7)  Sole Dispositive Power:         315,000
8)  Shared Dispositive Power:       0


9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:

                                    315,000


10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:

                                       N/A


11) PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):

                                    3.7%

12) TYPE OF REPORTING PERSON:       IN



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                                  SCHEDULE 13G


ITEM 1(a).  NAME OF ISSUER:

                         THE CARBIDE/GRAPHITE GROUP, INC.


ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

                         THE CARBIDE/GRAPHITE GROUP, INC.
                         One Gateway Center, 19th Floor
                         Pittsburgh, PA 15222


ITEM 2(a).  NAME OF PERSON FILING:

                         Nicholas T. Kaiser


ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

                         C/O  The Carbide/Graphite Group, Inc.
                         One Gateway Center, 19th Floor
                         Pittsburgh, PA 15222


ITEM 2(c).  CITIZENSHIP:

                         United States of America


ITEM 2(d).  TITLE OF CLASS OF SECURITIES:

                         Common Stock, $0.01 par value


ITEM 2(e).  CUSIP NUMBER:

                         140777103


ITEM 3.                  Not Applicable


ITEM 4.  OWNERSHIP:

                  (a) Number of Shares Beneficially Owned: 315,000

                  (b) Percent of Class:     3.7%

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                                                     Number
                  (c) Powers                         Of Shares

                       Sole power to vote or         315,000
                       to direct the vote

                       Shared power to vote or       0
                       to direct the vote

                       Sole power to dispose or      315,000
                       to direct disposition

                       Shared power to dispose       0
                       or to direct disposition


ITEM 5.  OWNERSHIP OF 5% OR LESS OF A CLASS:

     If this statement is being filed to report the fact that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following box [ X ].



ITEM 6.  OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

                         Not Applicable


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE ULTIMATE PARENT COMPANY:

                         Not Applicable


ITEM 8.  IDENTIFICATION AND CLASSIFICATION OF
          MEMBERS OF THE GROUP:

                         Not Applicable


ITEM 9.  NOTICE OF DISSOLUTION OF GROUP:

                         Not Applicable


ITEM 10.  CERTIFICATION:

                         Not Applicable




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                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


  /s/ Nicholas T. Kaiser
-------------------------
  Nicholas T. Kaiser
  Date:  02/14/97
  As of: 12/31/96